Exhibit 99.1

ESSA Pharma Announces Multiple Abstracts Accepted for Presentation at Upcoming Medical and Scientific Symposia

HOUSTON and VANCOUVER, Feb. 10, 2020 /CNW/ - ESSA Pharma Inc. (Nasdaq: EPIX; TSX-V: EPI), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, announced today that several abstracts on ESSA's lead clinical candidate, EPI-7386, have been selected for presentation at upcoming medical and scientific symposia. These presentations will provide further preclinical characterization of EPI-7386 including new preclinical data regarding safety studies, gene expression and combination data with antiandrogens.

2020 American Society of Clinical Oncology Genitourinary Cancers Symposium

Title: IND Candidate EPI-7386 as an N-terminal Domain Androgen Receptor Inhibitor in Development for the Treatment of Prostate Cancer

Abstract #:	142
Presenter:	Dr. Ronan Le Moigne
Session Title:	Prostate Cancer
Poster Board:	F22
Date:	Thursday, February 13, 2020
Time:	11:30am – 1:00pm PST
Location:	Moscone West Building, San Francisco, CA

American Association for Cancer Research Special Conference on Advances in Prostate Cancer Research

Title:  The N-terminal Domain Inhibitor of the Androgen Receptor, EPI-7386, Targets Full Length and Splice Variant Driven Pathways

Presenter:	Dr. Nan Hyung Hong
Poster Session:	B
Date:	Saturday, March 14, 2020
Time:	12:30pm – 3:00pm MST
Location:	Grand Hyatt Denver, Denver, CO

2020 American Urological Association Annual Meeting

Title: The Preclinical Characterization and Development of EPI-7386, an N-terminal domain androgen receptor inhibitor, for the treatment of prostate cancer

Abstract #:	20-6346
Presenter:	Dr. Ronan Le Moigne
Session Title:	Prostate Cancer: Advanced IV
Moderated Poster:	MP79
Date:	Monday, May 18, 2020
Time:	9:30am – 11:30am EST
Location:	Walter E. Washington Convention Center, Washington, D.C.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer in patients whose disease is progressing despite treatment with current therapies. ESSA's proprietary "aniten" compounds bind to the N-terminal domain of the androgen receptor ("AR"), inhibiting AR driven transcription and the AR signaling pathway in a unique manner which bypasses the drug resistance mechanisms associated with current anti-androgens. The Company is currently progressing IND-enabling studies and expects to file an IND with the U.S. Food and Drug Administration ("FDA") for EPI-7386 in the first calendar quarter of 2020. For more information, please visit www.essapharma.com or follow us on Twitter under @ESSAPharma.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, mCRPC, and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding presentations with respect to the preclinical characterization of EPI-7386, the preparation and expected timing of an IND filing with the FDA for EPI-7386, a Phase 1 study of EPI-7386, a combination study of EPI-7386 and other statements surrounding the Company's clinical evaluation of EPI-7386.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 19, 2019 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSXV nor its Regulation Service Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

View original content: http://www.newswire.ca/en/releases/archive/February2020/10/c0070.html

%CIK: 0001633932

For further information: Company Contact: Peter Virsik, Chief Operating Officer, Contact: (778) 331-0962; Investor Relations Contact: Alan Lada, Solebury Trout, Contact: (617) 221-8006

CO: ESSA Pharma Inc

CNW 18:15e 10-FEB-20